UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)

T-Mobile US, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872590104

(CUSIP Number)

Dr. Axel Lützner

Vice President DT Legal

Deutsche Telekom AG

Friedrich-Ebert-Allee 140

53113 Bonn, Germany

+49-228-181-0

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 872590104

1	NAME OF REPORTING PERSON Deutsche Telekom Holding B.V. IRS identification number not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:* 843,196,990
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER:** 538,590,941
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*** 843,196,990
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**** 68.3%
14	TYPE OF REPORTING PERSON CO

*

Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding and (ii) 304,606,049 shares of Common Stock held by SoftBank UK and subject to the Proxy, in each case on April 1, 2020, as of immediately following the Merger Transactions and after giving effect to the SoftBank Disposition. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

**	Consists of 538,590,941 shares of Common Stock held by DT Holding.

***

Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding and (ii) 304,606,049 shares of Common Stock held by SoftBank UK and subject to the Proxy, in each case on April 1, 2020, as of immediately following the Merger Transactions and after giving effect to the SoftBank Disposition. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

****	Based on the number of shares of Common Stock outstanding on April 1, 2020, as of immediately following the Merger Transactions and after giving effect to the SoftBank Disposition.

CUSIP No. 872590104

1	NAME OF REPORTING PERSON T-Mobile Global Holding GmbH IRS identification number: 98-0470438
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:* 843,196,990
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER:** 538,590,941
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*** 843,196,990
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**** 68.3%
14	TYPE OF REPORTING PERSON CO

*

Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding and (ii) 304,606,049 shares of Common Stock held by SoftBank UK and subject to the Proxy, in each case on April 1, 2020, as of immediately following the Merger Transactions and after giving effect to the SoftBank Disposition. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

**	Consists of 538,590,941 shares of Common Stock held by DT Holding.

***

Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding and (ii) 304,606,049 shares of Common Stock held by SoftBank UK and subject to the Proxy, in each case on April 1, 2020, as of immediately following the Merger Transactions and after giving effect to the SoftBank Disposition. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

****	Based on the number of shares of Common Stock outstanding on April 1, 2020, as of immediately following the Merger Transactions and after giving effect to the SoftBank Disposition.

CUSIP No. 872590104

1	NAME OF REPORTING PERSON T-Mobile Global Zwischenholding GmbH IRS identification number not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:* 843,196,990
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER:** 538,590,941
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*** 843,196,990
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**** 68.3%
14	TYPE OF REPORTING PERSON CO

*

Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding and (ii) 304,606,049 shares of Common Stock held by SoftBank UK and subject to the Proxy, in each case on April 1, 2020, as of immediately following the Merger Transactions and after giving effect to the SoftBank Disposition. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

**	Consists of 538,590,941 shares of Common Stock held by DT Holding.

***

Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding and (ii) 304,606,049 shares of Common Stock held by SoftBank UK and subject to the Proxy, in each case on April 1, 2020, as of immediately following the Merger Transactions and after giving effect to the SoftBank Disposition. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

****	Based on the number of shares of Common Stock outstanding on April 1, 2020, as of immediately following the Merger Transactions and after giving effect to the SoftBank Disposition.

CUSIP No. 872590104

1	NAME OF REPORTING PERSON Deutsche Telekom AG IRS identification number not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany

Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER:* 843,196,990
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER:** 538,590,941
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*** 843,196,990
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**** 68.3%
14	TYPE OF REPORTING PERSON CO

*

Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding and (ii) 304,606,049 shares of Common Stock held by SoftBank UK and subject to the Proxy, in each case on April 1, 2020, as of immediately following the Merger Transactions and after giving effect to the SoftBank Disposition. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

**	Consists of 538,590,941 shares of Common Stock held by DT Holding.

***

Consists of the sum of (i) 538,590,941 shares of Common Stock held by DT Holding and (ii) 304,606,049 shares of Common Stock held by SoftBank UK and subject to the Proxy, in each case on April 1, 2020, as of immediately following the Merger Transactions and after giving effect to the SoftBank Disposition. The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

****	Based on the number of shares of Common Stock outstanding on April 1, 2020, as of immediately following the Merger Transactions and after giving effect to the SoftBank Disposition.

SCHEDULE 13D/A

Explanatory Note

This Amendment No. 7 (this “Amendment No. 7”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 10, 2013, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Commission on November 26, 2013, Amendment No. 2 to Schedule 13D filed with the Commission on January 15, 2014, Amendment No. 3 to Schedule 13D filed with the Commission on March 6, 2018, Amendment No. 4 to Schedule 13D filed with the Commission on April 30, 2018, Amendment No. 5 to Schedule 13D filed with the Commission on July 26, 2019 and Amendment No. 6 to Schedule 13D filed with the Commission on February 20, 2020 (as amended and supplemented, collectively, this “Schedule 13D”), is being filed by Deutsche Telekom AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Deutsche Telekom”), T-Mobile Global Zwischenholding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of Deutsche Telekom (“T-Mobile Global”), T-Mobile Global Holding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the laws of the Federal Republic of Germany and a direct wholly owned subsidiary of T-Mobile Global (“T-Mobile Holding”), and Deutsche Telekom Holding B.V., a limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands and a direct wholly owned subsidiary of T-Mobile Holding (“DT Holding” and, together with Deutsche Telekom, T-Mobile Global and T-Mobile Holding, the “Reporting Persons”, and each, a “Reporting Person”), pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-1(a) thereunder, with respect to the shares of common stock, par value $0.00001 per share (the “Common Stock”), of T-Mobile US, Inc., a Delaware corporation (the “Issuer” or “T-Mobile”).

The Reporting Persons are party to certain agreements with the Separately Filing Group Members (as defined in Item 2), which agreements contain, among other things, certain voting agreements and transfer and other restrictions. As a result, the Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the Separately Filing Group Members.

Except as set forth below, all Items of this Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 7 and not otherwise defined shall have the respective meanings assigned to such terms in this Schedule 13D.

Item 2.	Identity and Background

This Item 2 is hereby amended and supplemented as follows:

The Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Exchange Act, comprised of the Reporting Persons and the other persons referred to in Schedule B attached to this Schedule 13D (the “Separately Filing Group Members”). It is the understanding of the Reporting Persons that the Separately Filing Group Members are filing a separate Schedule 13D pursuant to Rule 13d-1(k)(2) under the Exchange Act. Schedule B attached to this Schedule 13D sets forth certain information concerning the Separately Filing Group Members, which information is based solely on the information contained in the Schedule 13D filed by the Separately Filing Group Members.

Item 4.	Purpose of the Transaction

This Item 4 is hereby amended and supplemented as follows:

The information set forth in Item 6 of this Schedule 13D, including without limitation as to the rights and obligations of the Reporting Persons pursuant to the terms of the agreements described in Item 6 and the other matters described therein, is hereby incorporated by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)-(b) The information contained in the cover pages of this Schedule 13D and the information set forth in Item 4 is incorporated herein by reference.

As of the date hereof, the Reporting Persons in the aggregate may be deemed to beneficially own 843,196,990 shares of Common Stock, which represents approximately 68.3% of the shares of Common Stock outstanding as of immediately following the Merger Transactions (as defined in Item 6) and after giving effect to the SoftBank Disposition (as defined in Item 6). This includes (i) 538,590,941 shares of Common Stock held by DT Holding and (ii) based solely on the information contained in the Schedule 13D filed by the Separately Filing Group Members, as set forth in Schedule B, 304,606,049 shares of Common Stock beneficially owned by the Separately Filing Group Members.

Due to the fact that T-Mobile Holding, T-Mobile Global and Deutsche Telekom may be deemed to control DT Holding, each of T-Mobile Holding, T-Mobile Global and Deutsche Telekom may be deemed to beneficially own, and to have power to vote or direct the vote of, or dispose or direct the disposition of, all the Common Stock held by DT Holding. In addition, as a result of the Proxy (as defined in Item 6) granted by SoftBank in favor of Deutsche Telekom pursuant to the Proxy Agreement (as defined in Item 6), each of DT Holding, T-Mobile Holding, T-Mobile Global and Deutsche Telekom may be deemed to beneficially own, and to have power to vote or direct the vote of, all the Common Stock beneficially owned by the Separately Filing Group Members. The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing, each Reporting Person disclaims beneficial ownership of the shares held by any other Reporting Person or any of the Separately Filing Group Members. In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of Common Stock that such partner, member, director, officer or affiliate may be deemed to beneficially own.

Dr. Uli Kühbacher, a Managing Director of T-Mobile Holding, beneficially owns 100 shares of Common Stock, which represents less than 0.01% of the shares of Common Stock issued and outstanding on April 1, 2020 as of immediately following the Merger Transactions (as defined in Item 6) and after giving effect to the SoftBank Disposition. Ms. Michaela Klitsch, a Managing Director of T-Mobile Holding, beneficially owns 48 shares of Common Stock, which represents less than 0.01% of the shares of Common Stock issued and outstanding on April 1, 2020 as of immediately following the Merger Transactions and after giving effect to the SoftBank Disposition. To the best knowledge of the Reporting Persons, Dr. Uli Kühbacher has the sole power to vote or direct the vote or dispose or direct the disposition of all of the shares of Common Stock beneficially owned by him, and Ms. Michaela Klitsch has the sole power to vote or direct the vote or dispose or direct the disposition of all of the shares of Common Stock beneficially owned by her.

(c) Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, none of the Reporting Persons or the Separately Filing Group Members or the persons set forth on Schedules A-1 through A-4 has beneficial ownership of, or, except as set forth in Item 6, has engaged in any transaction during the past 60 days in, any Common Stock.

(d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities that are the subject of this Schedule 13D, other than, with respect to the shares of Common Stock beneficially owned by the Separately Filing Group Members that are subject to the Proxy, SoftBank and its applicable affiliates.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

Pursuant to the Business Combination Agreement, dated as of April 29, 2018 (as amended, the “Business Combination Agreement”), by and among T-Mobile, Sprint Corporation, a Delaware corporation (“Sprint”), Huron Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of T-Mobile (“Merger Company”), Superior Merger Sub Corporation, a Delaware corporation and a wholly owned subsidiary of Merger Company (“Merger Sub”), Starburst I, Inc., a Delaware corporation (“Starburst”), Galaxy Investment Holdings, Inc., a Delaware corporation (“Galaxy” and, together with Starburst, the “SoftBank US HoldCos”), and for the limited purposes set forth therein, Deutsche Telekom, DT Holding, and SoftBank Group Corp., a Japanese kabushiki kaisha (“SoftBank”), on April 1, 2020 (the “Closing Date”), (i) the SoftBank US HoldCos merged with and into Merger Company, with Merger Company continuing as the surviving entity and as a wholly owned subsidiary of T-Mobile (the “HoldCo Mergers”), and (ii) immediately following the HoldCo Mergers, Merger Sub merged with and into Sprint, with Sprint continuing as the surviving corporation and as a wholly owned indirect subsidiary of T-Mobile (the “Merger” and, together with the HoldCo Mergers, the “Merger Transactions”). In connection with the completion of the Merger Transactions, the parties to the Business Combination Agreement waived the condition to closing set forth in the Business Combination Agreement with respect to the final consent of the California Public Utilities Commission (the “CPUC”), to the extent required, such that all regulatory approvals required for the Merger Transactions to be completed on April 1, 2020 were satisfied or waived as of such date. The parties entered into this waiver without any admission as to whether such final consent was required in connection with the Merger Transactions, following the release of the CPUC’s proposed decision to approve the Merger on March 11, 2020.

Pursuant to the Business Combination Agreement, (i) at the effective time of the HoldCo Mergers, all the issued and outstanding shares of common stock of Galaxy, par value $0.01 per share, and all the issued and outstanding shares of common stock of Starburst, par value $0.01 per share, held by SoftBank Group Capital Limited, a private limited company incorporated in England and Wales and a wholly owned subsidiary of SoftBank and the sole stockholder of each of Galaxy and Starburst (“SoftBank UK”), were converted such that SoftBank UK received an aggregate number of shares of Common Stock equal to the product of (x) 0.10256 (the “Exchange Ratio”) and (y) the aggregate number of shares of common stock, par value $0.01 per share, of Sprint (“Sprint Common Stock”), held by the SoftBank US HoldCos, collectively, immediately prior to the effective time of the HoldCo Mergers, and (ii) at the effective time of the Merger (the “BCA Effective Time”), each share of Sprint Common Stock issued and outstanding immediately prior to the BCA Effective Time (other than shares of Sprint Common Stock held by Merger Company or held by Sprint as treasury stock) were converted into the right to receive a number of shares of Common Stock equal to the Exchange Ratio. No fractional shares of Common Stock will be issued in connection with the Merger Transactions. Each holder of Sprint Common Stock converted pursuant to the Merger Transactions who would otherwise have been entitled to receive a fraction of a share of Common Stock (after taking into account all shares held by such holder) will instead receive cash (without interest) in lieu of such fractional share in accordance with the terms of the Business Combination Agreement.

In addition, immediately following the BCA Effective Time on the Closing Date, pursuant to the Letter Agreement, dated as of February 20, 2020 (the “Letter Agreement”), by and among T-Mobile, SoftBank and Deutsche Telekom, SoftBank UK surrendered to T-Mobile, for no additional consideration, an aggregate of 48,751,557 shares (the “SoftBank Specified Shares Amount”) of Common Stock (the “SoftBank Disposition”).

The Letter Agreement further provides that if the trailing 45-day volume-weighted average price per share of Common Stock on the NASDAQ Global Select Market (the “NASDAQ”) is equal to or greater than $150.00 at any time during the period commencing on the second anniversary of the Closing Date and ending on December 31, 2025, T-Mobile will issue to SoftBank, for no additional consideration, a number of shares of Common Stock equal to the SoftBank Specified Shares Amount (the “Additional Shares”), subject to the terms and conditions set forth in the Letter Agreement.

As of immediately following the Merger Transactions and after giving effect to the SoftBank Disposition, Deutsche Telekom and SoftBank held approximately 43% and 24%, respectively, of the outstanding Common Stock, with the remaining approximately 33% of the outstanding Common Stock held by public stockholders, in each case on a fully diluted basis. Prior to the completion of the Merger Transactions, Deutsche Telekom held approximately 63% of the outstanding Common Stock. The Common Stock continues to trade on the NASDAQ under the ticker symbol “TMUS”.

The foregoing description of the Merger Transactions and the SoftBank Disposition does not purport to be complete and is qualified in its entirety by reference to the Business Combination Agreement, which is filed as Exhibit 25 to this Schedule 13D, as amended by Amendments No. 1 and No. 2 to the Business Combination Agreement, which are filed as Exhibits 41 and 44, respectively, to this Schedule 13D, and the Letter Agreement, which is filed as Exhibit 45 to this Schedule 13D.

Amended and Restated Stockholders’ Agreement

Pursuant to the Business Combination Agreement, on April 1, 2020, T-Mobile, Deutsche Telekom and SoftBank entered into an amendment and restatement (the “Amended and Restated Stockholders’ Agreement”) of the Stockholder’s Agreement, dated as of April 30, 2013, by and between T-Mobile and Deutsche Telekom.

The Amended and Restated Stockholders’ Agreement includes provisions setting forth the rights of Deutsche Telekom and SoftBank to designate individuals to be nominees for election to T-Mobile’s board of directors (the “Board”) and any committees thereof. Pursuant to the Amended and Restated Stockholders’ Agreement, at all times when Deutsche Telekom and SoftBank beneficially own at least 50% of the outstanding Common Stock and any other securities of T-Mobile that are entitled to vote in the election of directors (collectively, “T-Mobile Voting Securities”) in the aggregate and any such T-Mobile Voting Security continues to be subject to the Proxy (as defined below), (i) the Board will consist of a total of 14 directors, (ii) each of Deutsche Telekom and SoftBank (except, in the case of SoftBank, if it beneficially owns less than a certain minimum percentage of the outstanding T-Mobile Voting Securities (10% if the condition giving rise to SoftBank’s right to the Additional Shares has been satisfied, or 9% if it has not)) has the right to designate a specified number of nominees for election to the Board in accordance with the terms of the Amended and Restated Stockholders’ Agreement, subject to certain requirements, including requirements with respect to the “independence” of certain nominees under applicable stock exchange listing standards and rules of the SEC, (iii) the chairperson of the Board will be a Deutsche Telekom designee and (iv) the Board will have certain committees, which committees will be comprised in the manner specified in the Amended and Restated Stockholders’ Agreement. The Amended and Restated Stockholders’ Agreement further provides that at all times when Deutsche Telekom and SoftBank beneficially own less than 50% of the outstanding T-Mobile Voting Securities in the aggregate or no T-Mobile Voting Security continues to be subject to the Proxy, then, in each case, each of Deutsche Telekom and SoftBank has the right to designate a number of nominees for election to the Board equal to the percentage of T-Mobile Voting Stock that it beneficially owns (provided that such percentage is 10% or more) multiplied by the number of directors on the Board, rounded to the nearest whole number greater than zero.

Based on the percentages of Common Stock beneficially owned by Deutsche Telekom and SoftBank as of immediately following the Merger Transactions and after giving effect to the SoftBank Disposition, under the Amended and Restated Stockholders’ Agreement, Deutsche Telekom has the right to designate nine individuals to be nominees for election to the Board and SoftBank has the right to designate four individuals to be nominees for election to the Board.

In accordance with the terms of the Business Combination Agreement and the Amended and Restated Stockholders’ Agreement, as modified by certain transitional arrangements agreed to between the parties, as of immediately following the BCA Effective Time, the Board consists of a total of 14 directors, including nine directors designated by Deutsche Telekom, three directors designated by SoftBank, and each of John J. Legere (who will not be deemed to be a designee of Deutsche Telekom or of SoftBank for purposes of the Amended and Restated Stockholders’ Agreement) and G. Michael Sievert.

In addition, pursuant to the Amended and Restated Stockholders’ Agreement and T-Mobile’s amended and restated certificate of incorporation, (i) as long as Deutsche Telekom beneficially owns 30% or more of the outstanding T-Mobile Voting Securities, T-Mobile will not take certain actions without Deutsche Telekom’s prior written consent, including (a) incurring indebtedness above certain levels based on a specified debt to cash flow ratio, (b) taking any action that would cause a default under any instrument evidencing indebtedness of Deutsche Telekom or its affiliates, (c) acquiring or disposing of assets or entering into mergers or similar acquisitions in excess of $1.0 billion, (d) changing the size of the Board, (e) subject to certain exceptions, issuing equity of 10% or more of the then-outstanding shares of Common Stock, or issuing equity to redeem debt held by Deutsche Telekom, (f) repurchasing or redeeming equity securities or making any extraordinary or in-kind dividend other than on a pro rata basis, or (g) making certain changes involving the Chief Executive Officer of T-Mobile, and (ii) as long as SoftBank beneficially owns 22.5% or more of the outstanding T-Mobile Voting Securities, T-Mobile will not take certain actions without SoftBank’s prior written consent, including (a) acquiring or disposing of assets or entering into mergers or similar acquisitions in excess of $1.0 billion (other than a Sale of the Company (as defined in the Amended and Restated Stockholders’ Agreement), for which the prior written consent of SoftBank will not be required, but for which SoftBank has a match right as set forth in the Amended and Restated Stockholders’ Agreement) or (b) subject to certain exceptions, issuing equity of 10% or more of the then-outstanding shares of Common Stock. T-Mobile has also agreed not to amend its certificate of incorporation and bylaws in any manner that could adversely affect Deutsche Telekom’s or SoftBank’s rights under the Amended and Restated Stockholders’ Agreement for as long as the applicable stockholder beneficially owns 5% or more of the outstanding T-Mobile Voting Securities.

Pursuant to the Amended and Restated Stockholders’ Agreement, Deutsche Telekom, SoftBank and their respective affiliates are generally prohibited from acquiring T-Mobile Voting Securities that would cause their collective beneficial ownership to exceed 80.1% of the outstanding T-Mobile Voting Securities unless such acquiring stockholder makes an offer to acquire all of the then-remaining outstanding shares of Common Stock at the same price and on the same terms and conditions as the proposed acquisition from all other stockholders of T-Mobile, which is either (i) accepted or approved by a majority of the directors on the Board, which majority includes a majority of the directors who are not affiliated with Deutsche Telekom or SoftBank under the terms of the Amended and Restated Stockholders’ Agreement (the “Required Approval”), or (ii) accepted or approved by holders (other than Deutsche Telekom, SoftBank and their respective affiliates) of a majority of the shares of Common Stock (other than shares held by Deutsche Telekom, SoftBank and their respective affiliates). Each of Deutsche Telekom and SoftBank is also prohibited from transferring any shares of Common Stock in any transaction that would result in the transferee owning more than 30% of the outstanding shares of Common Stock unless the transfer is approved by the Board (including the Required Approval) or the transferee offers to acquire all of the then outstanding shares of Common Stock at the same price and on the same terms and conditions as the proposed transfer.

So long as SoftBank beneficially owns 22.5% or more of the outstanding T-Mobile Voting Securities, the Amended and Restated Stockholders’ Agreement also provides SoftBank with a match right in connection with a possible sale of T-Mobile (whether initiated by T-Mobile or a third party).

The Amended and Restated Stockholders’ Agreement sets forth certain additional rights and obligations of each of Deutsche Telekom and SoftBank, including information rights, registration rights and non-competition restrictions.

The foregoing summary of the Amended and Restated Stockholders’ Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the Amended and Restated Stockholders’ Agreement, which is filed as Exhibit 46 hereto.

Proxy Agreement

Pursuant to the Business Combination Agreement, on April 1, 2020, Deutsche Telekom and SoftBank entered into a Proxy, Lock-up and ROFR Agreement (the “Proxy Agreement”). The Proxy Agreement establishes between Deutsche Telekom and SoftBank certain rights and obligations in respect of the shares of Common Stock owned by each of Deutsche Telekom, SoftBank and certain of their respective affiliates to enable Deutsche Telekom to consolidate T-Mobile into Deutsche Telekom’s financial statements following the completion of the Merger Transactions. Pursuant to the Proxy Agreement, at any meeting of the stockholders of T-Mobile, the shares of Common Stock beneficially owned by SoftBank will be voted in the manner directed by Deutsche Telekom (the “Proxy”), which obligation will terminate upon the earliest of: (i) with respect to each such share of Common Stock, the date on which such share is transferred to a third party in accordance with the terms of the Proxy Agreement, subject to certain exceptions, (ii) the date on which Deutsche Telekom owns 55% or more of the outstanding T-Mobile Voting Securities and (iii) the date on which Deutsche Telekom has transferred an aggregate number of shares representing 5% or more of the outstanding Common Stock as of immediately following the BCA Effective Time. The Proxy Agreement also contains certain restrictions on the ability of each of SoftBank and Deutsche Telekom to transfer or acquire shares of Common Stock, including that each of SoftBank and Deutsche

Telekom is not permitted to transfer its shares without the prior written consent of the other stockholder from and after the BCA Effective Time until the fourth anniversary of the BCA Effective Time, subject to certain exceptions, including for transfers of up to 5% of the Common Stock outstanding as of the BCA Effective Time beginning after the first anniversary of the BCA Effective Time and up to an additional 10% of the Common Stock outstanding as of the BCA Effective Time beginning after the second anniversary of the BCA Effective Time. As a result of the Proxy Agreement, T-Mobile continues to be a “controlled company” for purposes of NASDAQ rules, which provides T-Mobile with exemptions from certain corporate governance requirements under NASDAQ rules.

The foregoing description of the Proxy Agreement is not complete and is qualified in its entirety by reference to the Proxy Agreement, which is filed as Exhibit 47 hereto.

Certain Financing Matters

On April 1, 2020, pursuant to the Financing Matters Agreement, dated as of April 29, 2018, by and between Deutsche Telekom and T-Mobile USA, Inc. (“T-Mobile USA”), T-Mobile repaid and terminated, upon closing of the Merger, the credit facilities of T-Mobile USA which were provided by Deutsche Telekom, as well as $2 billion of T-Mobile USA’s 5.300% senior notes due 2021 and $2 billion of T-Mobile USA’s 6.000% senior notes due 2024. In addition, upon closing of the Merger, the $1.25 billion of T-Mobile USA’s 5.125% senior notes due 2025 and $1.25 billion of T-Mobile USA’s 5.375% senior notes due 2027 were amended to change the maturity dates thereof to April 15, 2021 and April 15, 2022, respectively.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description of Exhibit

46	Amended and Restated Stockholders’ Agreement, dated as of April 1, 2020, by and among Deutsche Telekom AG, SoftBank Group Corp. and T-Mobile US, Inc. (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 1, 2020)

47	Proxy, Lock-Up and ROFR Agreement, dated as of April 1, 2020, by and between Deutsche Telekom AG and SoftBank Group Corp.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2020

Deutsche Telekom AG

By:	/s/ Dr. Axel Lützner
Name: Dr. Axel Lützner
Title: Vice President DT Legal

By:	/s/ Dr. Ulrich Zwach
Name: Dr. Ulrich Zwach
Title: Vice President DT Legal

T-Mobile Global Zwischenholding GmbH

By:	/s/ Dr. Christian Dorenkamp
Name: Dr. Christian Dorenkamp
Title: Managing Director

By:	/s/ Roman Zitz
Name: Roman Zitz
Title: Managing Director

T-Mobile Global Holding GmbH

By:	/s/ Franco Musone Crispino
Name: Franco Musone Crispino
Title: Managing Director

By:	/s/ Dr. Uli Kühbacher
Name: Dr. Uli Kühbacher
Title: Managing Director

Deutsche Telekom Holding B.V.

By:	/s/ Dr. Frans Roose
Name: Frans Roose
Title: Managing Director

By:	/s/ Ton Zijlstra
Name: Ton Zijlstra
Title: Managing Director

SCHEDULE A-1

Schedule A-1 is amended and restated as follows:

Directors and Executive Officers of T-Mobile Global Holding GmbH

The following table sets forth the names, business addresses and present principal occupation of each director and executive officer of T-Mobile Global Holding GmbH. Unless otherwise noted, each of the persons listed below is principally employed by T-Mobile Global Holding GmbH and is a citizen of the Federal Republic of Germany.

Board of Management

Name	Business Address	Present Principal Occupation
Franco Musone Crispino	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	VP Financial Controlling GHS, Deutsche Telekom AG

Michaela Klitsch	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Exec. Program Manager STI Operations, Deutsche Telekom AG

Dr. Uli Kühbacher	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Vice President, DT Legal, Deutsche Telekom AG

Dr. Frank Schmidt	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	VP Public Affairs Municipalities at GPRA, Deutsche Telekom AG

SCHEDULE A-2

Schedule A-2 is amended and restated as follows:

Directors and Executive Officers of T-Mobile Global Zwischenholding GmbH

The following table sets forth the names, business addresses and present principal occupation of each director and executive officer of T-Mobile Global Zwischenholding GmbH. Unless otherwise noted, each of the persons listed below is principally employed by T-Mobile Global Zwischenholding GmbH and is a citizen of the Federal Republic of Germany.

Board of Management

Name	Business Address	Present Principal Occupation
Helmut Becker	Innere Kanalstr. 98, Köln, Germany 50672	Senior Vice President General Accounting, Deutsche Telekom Services Europe SE

Dr. Christian Dorenkamp	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Senior Vice President Group Tax, Deutsche Telekom AG

Roman Zitz	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Head of Legal Services International Subsidiaries, Deutsche Telekom AG

SCHEDULE A-3

Directors and Executive Officers of Deutsche Telekom AG

Schedule A-3 is amended and restated as follows:

The following tables I and II set forth the names, business addresses and present principal occupation of each director and executive officer of Deutsche Telekom AG. Unless otherwise noted, each of the persons listed below is principally employed by Deutsche Telekom AG and is a citizen of the Federal Republic of Germany.

I.	Board of Management

Name	Business Address	Present Principal Occupation
Timotheus Höttges	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chairman of the Board

Adel Al-Saleh *†	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for T-Systems

Birgit Bohle	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for Human Resources and Labor

Srini Gopalan †	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for Europe

Dr. Christian P. Illek	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for Finance (CFO)

Thorsten Langheim	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for USA and Group Development

Claudia Nemat	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Board Member for Technology and Innovation

Dr. Dirk Wössner	Landgrabenweg 151, Bonn, Germany 53227	Board Member for Germany

* = citizen of the United States

† = citizen of the United Kingdom

II.	Supervisory Board

Name	Business Address	Present Principal Occupation
Josef Bednarski	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chairman of the Group Works Council Deutsche Telekom AG, Bonn

Rolf Bösinger	Wilhelmstrasse 97, Berlin, Germany 10117	State Secretary, Federal Ministry of Finance, Berlin

Günter Bräunig	Palmengartenstrasse 5-9, Frankfurt am Main, Germany 60325	CEO KfW

Odysseus D. Chatzidis *	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chairman of the European Works Council of Deutsche Telekom AG, Bonn

Constantin Greve	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chairman of the Works Council of Deutsche Telekom AG, Bonn

Lars Hinrichs	Badestraße 2, Hamburg, Germany 20148	CEO Cinco Capital GmbH, Hamburg

Helga Jung	Hahnenbichlstraße 24 86833 Ettringen	Former Member of the Board of Management of Allianz SE, Munich

Prof. Dr. Michael Kaschke	Carl-Zeiss-Strasse 22, Oberkochen, Germany 73447	Former CEO & President Carl Zeiss AG, Oberkochen

Nicole Koch	Landgrabenweg 147, Bonn, Germany 53227	Chairwoman of the Works Council at Deutsche Telekom Privatkunden-Vertrieb GmbH, Bonn

Dagmar P. Kollmann †	Grinzinger Allee 50, Vienna, Austria 1190	Entrepreneur and member of several supervisory and advisory boards

Petra Steffi Kreusel	Hahnstrasse 43d, Frankfurt am Main, Germany 60528	Senior Vice President, Customer & Public Relations at T-Systems International GmbH, Frankfurt am Main

Harald Krüger	Petuelring 130, München, Germany 80788	Former Chairman of the Management Board of Bayerische Motoren Werke Aktiengesellschaft, Munich

Ulrich Lehner	Henkelstraße 67, Düsseldorf, Germany 40589	Member of the Shareholders’ Committee of Henkel AG & Co. KGaA, Düsseldorf; Chairman of the Supervisory Board Deutsche Telekom AG

Frank Sauerland	Paula-Thiede-Ufer 10, Berlin, Germany 10179	Head of Committee, Collective Bargaining Policy, TC /IT National Committee at the ver.di National Executive Board, Berlin; Deputy Chairman of the Supervisory Board Deutsche Telekom AG

Name	Business Address	Present Principal Occupation
Lothar Schröder	Ingelheimer Str. 53 28199 Bremen	Trade Union Secretary and former Member of the ver.di National Executive Board, Berlin

Nicole Seelemann-Wandtke	Kronshagener Weg 105, Kiel, Germany 24116	Deputy Chairwoman of the Works Council of the Consumer unit at Telekom Deutschland GmbH, Bonn

Sibylle Spoo	Paula-Thiede-Ufer 10, Berlin, Germany 10179	Lawyer, Trade Union Secretary at the ver.di Federal Administration, Berlin

Karl-Heinz Streibich	Zimmerweg 15, Frankfurt, Germany 60325	President acatech – Deutsche Akademie der Technikwissenschaften, Berlin

Margret Suckale	Am Rathenaupark 1, Hamburg, Germany 22763	Member of Supervisory Board of Heidelberg Cement AG

Karin Topel	Querstraße 1, Leipzig, Germany 04103	Chairwoman of the Works Council at Deutsche Telekom Technik GmbH, Bonn, Technical Branch Office, Eastern District

* = citizen of Greece

† = citizen of Austria

SCHEDULE A-4

Directors and Executive Officers of Deutsche Telekom Holding B.V.

Schedule A-4 is amended and restated as follows:

The following table sets forth the names, business addresses and present principal occupation of each director and executive officer of Deutsche Telekom Holding B.V. Unless otherwise noted, each of the persons listed below is a citizen of the Federal Republic of Germany.

Name	Business Address	Present Principal Occupation
Dr. Raphael Kübler	Stationsplein 8K, 6221 BT Maastricht, the Netherlands	Managing Director

Frans Roose *	Stationsplein 8K, 6221 BT Maastricht, the Netherlands	Managing Director

Ton Zijlstra *	Stationsplein 8K, 6221 BT Maastricht, the Netherlands	Managing Director

Roman Zitz	Stationsplein 8K, 6221 BT Maastricht, the Netherlands	Managing Director

* = citizen of the Netherlands

SCHEDULE B

Certain Information Regarding the

Separately Filing Group Members(1)

Separately Filing Group Member	Aggregate Number (Percentage) of Shares Beneficially Owned(2), (3)	Number of Shares Beneficially Owned With(2)
		Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
SoftBank Group Corp.	304,606,049 (24.7%)	0	0	304,606,049	0
SoftBank Group Capital Limited	304,606,049 (24.7%)	0	0	304,606,049	0

(1)

See the Schedule 13D filed on April 2, 2020 by the Separately Filing Group Members, which includes information regarding each Separately Filing Group Member’s jurisdiction of organization, principal business, address of principal office and other information.

(2)

The information shown in the table with respect to the number of shares beneficially owned is based on the number of shares of Common Stock beneficially owned by each Separately Filing Group Member on April 1, 2020, as of immediately following the Merger Transactions and after giving effect to the SoftBank Disposition.

(3)

The information shown in the table with respect to the percentage of shares beneficially owned is based on the number of shares of Common Stock outstanding on April 1, 2020, as of immediately following the Merger Transactions and after giving effect to the surrender of the SoftBank Disposition.